SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX AMERICA • ASIA PACIFIC • EUROPE

November 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Shalini Shah

Re: Southwestern Electric Power Company

 SWEPCO Storm Recovery Funding LLC

 Registration Statement on Form SF-1

 Filed September 20, 2024

 File Nos. 333-282250 and 333-282250-01

Ladies and Gentlemen:

On behalf of Southwestern Electric Power Company (“SWEPCO”) and SWEPCO Storm Recovery Funding LLC (the “Issuing Entity” and together with SWEPCO, the “Registrants”), we hereby submit this letter in response to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated November 12, 2024, with respect to the Registrants’ above-referenced Registration Statement on Form SF-1 filed on September 20, 2024 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR an amendment to the Registration Statement (including certain exhibits) (“Amendment No. 3”). For the Staff’s reference, we are also providing to the Staff by email a copy of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comment from the Staff in bold typeface and have followed the comment with the Registrants’ response in ordinary typeface.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Amendment No. 1 to Registration Statement on Form SF-1

Exhibit 5.1. Opinion of Sidley Austin LLP with respect to legality, page 1

1.

We note counsel’s legal opinion, filed as Exhibit 5.1, is limited to the laws of the State of New York. Please have counsel revise the legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware and the State of Louisiana, as counsel must consider the laws of the jurisdiction under which each registrant (the depositor, a Delaware corporation, and the issuing entity, a Louisiana limited liability company) is organized in order to provide the binding obligation opinion. Refer to Sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”).

Response:

Louisiana Opinion:

The Registrants are providing a separate legal opinion of with respect to the laws of the State of Louisiana, in Amendment No. 3, as Exhibit 5.2 (the “Local Counsel Opinion”), the jurisdiction under which the Issuing Entity is organized.

Delaware Opinion:

Item 601(b)(5) of Regulation S-K describes the applicable opinion required as follows: “An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

The securities to be issued under the Registration Statement are bonds (“Bonds”) that will be issued by the Issuing Entity under an indenture (the “Indenture”) to be entered into, at the time the Bonds are issued, by the Issuing Entity, the trustee and the securities intermediary. The Issuing Entity will be the “issuing entity” within the meaning of Regulation AB for the Bonds, and the trustee for the Bonds will execute, authenticate and deliver the Bonds on behalf of the Issuing Entity. The authorization for the issuance of the Bonds, the terms and conditions applicable to the Bonds, and the benefits afforded to the holders of the Bonds will all be governed by the terms of the Indenture, which is a New York law governed agreement.

In light of the foregoing, we believe the questions that are required to be addressed by the opinion of counsel required by Item 601(b)(5) of Regulation S-K, and not addressed by the Local Counsel Opinion, are (1) whether the Bonds will be validly issued by the Issuing Entity, and (2) whether the Bonds will be binding obligations of the Issuing Entity, both of which are questions of New York law, notwithstanding that SWEPCO, who will not be a party to the Indenture, as the depositor, is organized in the State of Delaware. Since the Bonds are not issued by SWEPCO and are not “obligations of [such] registrant”, the law of the jurisdiction of SWEPCO’s organization is not implicated by Item 601(b)(5) of Regulation S-K5. Accordingly, we do not believe that an opinion as to Delaware law is applicable in this context, and it is unclear to us what such an opinion would address.

At the closing of the securitization transaction relating to the Bonds, counsel to the Registrants will deliver an opinion of counsel that will address SWEPCO’s authorization of the offering and issuance of the Bonds (“SWEPCO’s Corporate Opinion”). Specifically, SWEPCO’s Corporate Opinion will include an opinion to the effect that: (1) SWEPCO is a corporation validly existing and in good standing under the laws of the State of Delaware; (2) SWEPCO has the corporate power and authority under the laws of the State of Delaware to execute, deliver and perform its obligations under the related transaction documents to which it is a party, including the related Underwriting Agreement; and (3) SWEPCO has duly authorized, executed and delivered the related transaction documents to which it is a party, including the Underwriting Agreement. Since (a) the offering of the Bonds will be made by the underwriters pursuant to the terms of the related Underwriting Agreement and (b) the Bonds will be issued by the Issuing Entity (executed, authenticated and delivered by the trustee) pursuant to the Indenture, the delivery of SWEPCO’s Corporate Opinion as to the due execution and delivery by SWEPCO of the transaction documents to which it is a party, including the Underwriting Agreement, provides legal assurance that SWEPCO has authorized the offering and issuance of the Bonds.

If you have questions regarding the foregoing responses, please contact the undersigned at (713) 495-4522.

Sincerely,

/s/ George J Vlahakos
George J. Vlahakos

cc:  William J. Fehrman, SWEPCO

Robert G. Stephens, Sidley Austin LLP

Michael Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam O’Brian, Hunton Andrews Kurth LLP